Exhibit 1.2

EXECUTION COPY

SUPPORT AGREEMENT

THIS AGREEMENT dated September 21, 2011,

AMONG:

0916753 B.C. ULC, a corporation existing under the laws of the Province of British Columbia (the “Offeror”)

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MICROSEMI CORPORATION, a corporation existing under the laws of the State of Delaware (“Microsemi”)

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ZARLINK SEMICONDUCTOR INC., a corporation existing under the laws of Canada (“Zarlink”)

WHEREAS:

A.	The Offeror made the Original Share Offer (as hereinafter defined) to acquire all of the outstanding common shares of Zarlink at a purchase price of $3.35 in cash per share and also made the Original Debenture Offer (as hereinafter defined) to purchase all of the outstanding 6% unsecured, subordinated convertible debentures maturing on September 30, 2012 of Zarlink at a price of $1,367.35 per $1,000.00 principal amount of debentures plus accrued and unpaid interest to the date such debentures are taken up.

B.	The Offeror wishes to amend the terms of the Original Offers (as hereinafter defined) on the terms and subject to the conditions contained herein to, among other things, increase the price offered per Zarlink Share to $3.98 in cash and increase the price offered for the Zarlink Debentures to $1,624.49 per $1,000.00 principal amount of Zarlink Debentures plus accrued and unpaid interest to the date such Zarlink Debentures are taken up.

C.	Zarlink desires to support and facilitate the Offers (as defined herein) on the terms and subject to the conditions set out in this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquiring Parties” means each of Microsemi and the Offeror;

“Acquisition Proposal” means, other than the Contemplated Transactions, any offer, proposal, expression of interest, inquiry or announcement from any Person (other than the Offeror, Microsemi and their respective Affiliates) made after the date hereof (including any modification after the date hereof of any offer or proposal made prior to the date hereof) relating to:

(a)

any acquisition, sale or other disposition, direct or indirect, whether in a single transaction or a series of related transactions, of (i) the assets of Zarlink and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Zarlink and its subsidiaries; or (ii) voting or equity securities (including securities convertible into voting or equity securities), which together with other voting or equity securities beneficially (including securities convertible into voting or equity securities) owned by such Person or any Persons acting jointly or in concert with such Person, would be equal to 20% or more of any voting or equity securities (including securities convertible into voting or equity securities) of Zarlink or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Zarlink and its subsidiaries;

(b)	any take-over bid, deposit offer or exchange offer for any class of voting or equity securities (including securities convertible into voting or equity securities) of Zarlink;

(c)	any plan of arrangement, merger, amalgamation, consolidation, share exchange, dual listed structure, business combination, joint venture, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Zarlink or any of its subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Zarlink and its subsidiaries; or

(d)	any public announcement of an intention to do any of the foregoing;

“Affiliate” has the meaning ascribed thereto in the CBCA;

“Agreement”, “this Agreement”, “herein”, “hereto”, and “hereof” and similar expressions refer to this acquisition support agreement, together with the Schedule attached hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“Amended Expiry Time” has the meaning ascribed thereto in Section 2.1(a);

“Business Day” means any day, other than a Saturday, Sunday or, unless otherwise specified, a day on which Canadian chartered banks in the city of Toronto, Ontario are generally authorized or obliged by law to close;

“Canaccord Genuity” means Canaccord Genuity Corp.;

“CBCA” means the Canada Business Corporations Act, as amended from time to time;

“Circular” means the take-over bid circular of the Offeror accompanying the Original Offers dated August 17, 2011;

“Compulsory Acquisition” has the meaning ascribed thereto under Section 15 of the Circular, “Acquisition of Zarlink Securities not Deposited under the Offers – Compulsory Acquisition”;

“Conditions of the Offers” has the meaning ascribed thereto in Section 2.1(a);

“Contemplated Transactions” means the transactions contemplated herein, including the making of the Offers, the mailing of the Notice of Variation and Notice of Change, the take-up of Zarlink Securities under the Offers, and the consummation of any Compulsory Acquisition and/or any Subsequent Acquisition Transaction;

“Deposit Minimum Condition” has the meaning ascribed thereto in Schedule “B” hereto;

“Depositary” means Equity Financial Trust Company;

“Diligence Information” means all documentation and other information made available to the Acquiring Parties or any of their Representatives on or before the date hereof through the (i) information accessible through Zarlink’s on-line data room website (ii) the confidential information memorandum provided to Microsemi on September 18, 2011; and (iii) the management presentation made to Microsemi in Los Angeles, California on September 19, 2011;

“Directors’ Circular” means the directors’ circular dated September 1, 2011 issued by the Zarlink Board of Directors in response to the Original Offers;

“Disclosure Letter” means the disclosure letter of Zarlink delivered to Microsemi contemporaneously with the execution and delivery of this Agreement;

“Effective Time” means the time that the Offeror shall have first taken up Zarlink Shares pursuant to Section 2.1(e);

“Exchange Act” means the United States Securities Exchange Act of 1934, as now in effect and as may be amended from time to time;

“Expiry Date” means the date on which the Expiry Time occurs;

“Expiry Time” has the meaning ascribed thereto in Section 2.1(b);

“Fairness Opinion” means a fairness opinion from each of Zarlink’s financial advisors, Canaccord Genuity and RBC Capital Markets, to the effect that, as of the date thereof, the consideration offered for Zarlink Securities under the Offers is fair, from a financial point of view, to all holders of Zarlink Securities (other than the Acquiring Parties and their respective Affiliates);

“Financial Statements” has the meaning ascribed thereto in Schedule A;

“Fully-Diluted Basis” means, with respect to the number of Zarlink Shares outstanding at any time, the number of Zarlink Shares that would be outstanding assuming all Zarlink Options, Zarlink Debentures and any other rights to receive Zarlink Shares outstanding at that time had been exercised or converted, but excluding Zarlink Shares issuable upon the exercise of SRP Rights;

“Governmental Entity” means any applicable: (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, minister, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) subdivision, agent, commission, board or authority of any of the foregoing; (c) quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing; or (d) stock exchange;

“including” means including without limitation, and “include” and “includes” each have a corresponding meaning;

“Latest Mailing Time” has the meaning ascribed thereto in Section 2.1(c);

“Law” or “Laws” means all laws, by-laws, statutes, rules, regulations, principles of law and equity, orders, directives, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other legally binding requirements, whether domestic or foreign, including Securities Laws; and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are applicable to such Party or its business, undertaking, assets, property or securities and emanate from a Person having jurisdiction over the Party or Parties or its or their business, undertaking, assets, property or securities;

“Material Adverse Effect” means a material adverse effect on the financial condition, business or the results of operations of Zarlink and its consolidated subsidiaries, taken as a whole, except any such effect resulting from or arising in connection with: (i) any change in U.S. GAAP, (ii) any adoption, proposal, implementation or change in Laws or any interpretation thereof by any Governmental Entity, (iii) any change in global, national or regional political conditions (including the commencement, occurrence or continuation of any strike, riot, lockout, outbreak or escalation of illness, war, armed hostilities, act of terrorism or facility takeover for emergency purposes), (iv) any change in general economic, business, regulatory or market conditions or in national or global financial, capital, securities or currency markets, (v) any natural disaster, (vi) the execution, announcement or performance of this Agreement or consummation of the transactions contemplated hereby or any development related thereto, (vii) any change in the market price or trading volume of any Zarlink Securities (it being understood that the causes underlying such change in market price may be taken into account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally on the TSX, (viii) the failure, in and of itself, of Zarlink to meet any internal or public projections, forecasts or estimates of revenue or earnings (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred), (ix) the outcome of any matter involving Zarlink or any of its subsidiaries that has been disclosed as part of the Diligence Information or is publicly available prior to the date hereof, (x) any action, omission, effect, change, event or occurrence taken, made, caused, requested or directed by or on behalf of the Acquiring Parties, (xi) any change affecting any industry in which Zarlink or any of its subsidiaries operates, or (xii) any action taken by Zarlink or any of its Subsidiaries that is required or permitted pursuant to this Agreement; provided that an effect described in any of clauses (ii), (iv) and (xi) may be taken into account to the extent Zarlink and its subsidiaries, taken as a whole, are disproportionately affected thereby relative to other peers of Zarlink and its subsidiaries in the same industries in which Zarlink and its subsidiaries operate;

“material change” has the meaning ascribed thereto in the Securities Act;

“material fact” has the meaning ascribed thereto in the Securities Act;

“Microsemi” means Microsemi Corporation, a corporation existing under the laws of the State of Delaware;

“Minimum Deposit Condition” has the meaning ascribed thereto in Schedule B;

“Notice of Change” has the meaning ascribed thereto in Section 2.2(b)(i);

“Notice of Variation” means the notice of variation to be mailed by the Offeror to holders of Zarlink Securities in accordance with the terms of this Agreement;

“Offeror” means 0916753 B.C. ULC, an indirect wholly-owned subsidiary of Microsemi;

“Offers” means, together, the Share Offer and the Debenture Offer;

“Original Debenture Offer” means the offer of the Offeror dated August 17, 2011 to purchase all of the outstanding Zarlink Debentures;

“Original Offers” means the Original Share Offer and the Original Debenture Offer and “Original Offer” means either the Original Share Offer or the Original Debenture Offer, as the case may be;

“Original Share Offer” means the offer of the Offeror dated August 17, 2011 to purchase all of the outstanding Zarlink Shares;

“Outside Date” means November 1, 2011, subject to the right of any Party to extend the Outside Date one time for up to an additional 15 days (in increments of days if desired) (but for greater certainty in no event later than November 16, 2011) if either of the conditions (b) or (c) of the Conditions of the Offers has not been satisfied, unless any such condition is incapable of being satisfied based upon a final and non-appealable decision or order of a Governmental Entity, by giving written notice to the other Parties to such effect no later than 5:00 p.m. (Toronto time) on the date that is 10 days (or such shorter period as is practical in the circumstances) prior to the then current Outside Date, or such later date as may be mutually agreed to in writing by the Parties.

“Parties” means Zarlink, the Offeror and Microsemi, and “Party” means any of them;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“RBC Capital Markets” means RBC Dominion Securities Inc., a member company of RBC Capital Markets;

“Representatives” means, collectively, in respect of a Person, (a) its directors, officers, employees, agents, representatives and any financial advisor, law firm, accounting firm or other professional firm retained to assist the Person in connection with the transactions contemplated in this Agreement, and (b) the Person’s Affiliates and subsidiaries and the directors, officers, employees, agents and representatives and advisors thereof;

“Response Period” has the meaning ascribed thereto in Section 5.2(a)(iii);

“Rights Agent” means Computershare Investor Services Inc., the rights agent under the Shareholder Rights Plan;

“Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies promulgated thereunder, as now in effect and as they may be amended from time to time;

“Securities Authorities” means the TSX, the United States Securities and Exchange Commission and the securities commissions or other securities regulatory authorities in each of the provinces of Canada;

“Securities Laws” means the Exchange Act and the Securities Act, together with all other securities laws, rules and regulations and published policies of the Securities Authorities, as now in effect and as they may be promulgated or amended from time to time;

“Share Offer” means the Original Share Offer, as amended on the terms and subject to the conditions contained herein, and includes any further amendments to, or extensions of, such offer made in accordance with the terms of this Agreement;

“Shareholder Rights Plan” means the shareholder rights plan between Zarlink and the Rights Agent, dated July 25, 2011, as modified or amended or superseded by any shareholder rights plan;

“SRP Rights” means the rights issued pursuant to the Shareholder Rights Plan;

“subsidiary” means any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by Zarlink and shall include any body corporate, partnership, joint venture or other entity over which Zarlink exercises direction or control or which is in a like relation to a subsidiary;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto under Section 15 of the Circular, “Acquisition of Zarlink Securities not deposited under the Offers - Subsequent Acquisition Transaction”;

“Superior Proposal” means a bona fide written Acquisition Proposal that:

(a)	did not result from a breach of Section 5.1 of this Agreement by Zarlink or its Representatives;

(b)	relates to the acquisition of all of the outstanding Zarlink Securities (other than the Zarlink Securities owned by the Person making the Acquisition Proposal together with its Affiliates) or to the acquisition of, or a plan of arrangement, merger, business combination or similar transaction involving, all or substantially all of the consolidated assets of Zarlink and its subsidiaries;

(c)	is reasonably likely to be completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal;

(d)	is not subject to any financing condition and which the Zarlink Board of Directors has determined in good faith is either fully funded or is subject to adequate arrangements which have been made to ensure that the required funds will be available to effect payment in full for all of the Zarlink Securities or assets, as applicable, to be acquired pursuant thereto;

(e)	in respect of which the Zarlink Board of Directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors, that:

(i)	failure to recommend such Acquisition Proposal to the holders of Zarlink Securities would be inconsistent with its fiduciary duties under applicable Law; and

(ii)	having regard to all of its terms and conditions, such Acquisition Proposal, would, if consummated in accordance with its terms, result in a transaction more favourable to the holders of Zarlink Securities from a financial point of view than the Offers;

“Termination Fee” has the meaning ascribed thereto in Section 5.3(a);

“Termination Fee Event” has the meaning ascribed thereto in Section 5.3(b);

“Transaction Payments” has the meaning ascribed thereto in Section 6.2;

“TSX” means the Toronto Stock Exchange;

“U.S. GAAP” means generally accepted accounting principles in the United States, applicable to such entity at the relevant time, in effect from time to time;

“Zarlink” means Zarlink Semiconductor Inc., a corporation incorporated under the CBCA;

“Zarlink Board of Directors” means the board of directors of Zarlink;

“Zarlink Debentures” means the 6% unsecured, subordinated convertible debentures of Zarlink maturing on September 30, 2012;

“Zarlink Debenture Indenture” means the trust indenture, dated as of July 30, 2007, between Zarlink and Computershare Trust Company of Canada, as debentureholder trustee, pursuant to which the Zarlink Debentures have been issued ;

“Zarlink Options” means the outstanding options of Zarlink to acquire common shares of Zarlink under the Zarlink Stock Option Plan;

“Zarlink Preferred Shares” means the redeemable preferred shares of Zarlink;

“Zarlink Public Disclosure Record” means all documents filed by Zarlink since March 26, 2010 and prior to the date of this Agreement with the Canadian securities regulators on the System for Electronic Document Analysis and Retrieval (SEDAR) or with the United States Securities and Exchange Commission on the Electronic Data Gathering Analysis and Retrieval System (EDGAR) or both under the name of Zarlink and not marked private;

“Zarlink Securities” means, collectively, the Zarlink Shares and the Zarlink Debentures; and

“Zarlink Shares” means the outstanding common shares of Zarlink together with the common shares of Zarlink issued upon the conversion, exercise or exchange of outstanding Zarlink Options and Zarlink Debentures prior to the Expiry Time and the associated SRP Rights; and

“Zarlink Stock Option Plan” means the 1991 stock option plan for key employees and non-employee directors of Zarlink, as amended December 7, 2001 and July 24, 2007.

1.2	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.3	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under U.S. GAAP and all determinations of an accounting nature required to be made shall be made in a manner consistent with U.S. GAAP and past practice.

ARTICLE 2

THE OFFERS

2.1	The Offers

(a)	Subject to the terms and conditions hereof, the Offeror agrees to amend the Original Offers by (i) increasing the price offered per Zarlink Share to $3.98 in cash; (ii) increasing the price offered for the Zarlink Debentures to $1,624.49 per $1,000.00 principal amount of Zarlink Debentures plus accrued and unpaid interest to the date such Zarlink Debentures are taken up; (iii) extending the expiry time under the Original Offers to 5:00 p.m. (Toronto time) on October 12, 2011 (the “Amended Expiry Time”); provided that the Offeror shall extend the Amended Expiry Time to the date, if later than October 12, 2011, that is 10 days from the date on which the Notice of Variation is delivered pursuant to Section 2.1(c); and (iv) replacing Section 4 of the Offers with the conditions set forth in Schedule B hereto. For greater certainty, no additional payment will be made for any SRP Rights and no amount of consideration to be paid by the Offeror for the Zarlink Shares will be allocated to any SRP Rights associated with any Zarlink Shares deposited to the Share Offer and taken up and paid for by the Offeror. The obligations of the Offeror to take up and pay for Zarlink Shares and Zarlink Debentures under the Offers shall not be subject to any conditions except for the conditions set forth in Schedule B hereto (the “Conditions of the Offers”).

(b)	The Offeror shall have the right, at its sole discretion and subject to compliance with Securities Laws, to extend, or further extend, the time during which Zarlink Securities may be deposited under the Offers (the Amended Expiry Time as it may be so extended being the “Expiry Time”) it being understood that the Offers may not be extended beyond the Outside Date.

(c)

Provided that this Agreement has not otherwise been terminated, the Offeror shall forthwith notify the Depositary of the variation and extension of the Original Offers made pursuant to Section 2.1(a) and mail the Notice of Variation prepared in both the English and French languages in accordance with applicable Laws, including Securities Laws, to the registered holders of the Zarlink Shares and Zarlink Debentures as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Toronto time) on September 28, 2011 (such time on such date being referred to herein as the “Latest Mailing Time”). However, if the mailing of the Notice of Variation is delayed by reason of an injunction or order made by a Governmental Entity of competent jurisdiction and written notice of such delay has been given to Zarlink by the Offeror, then Zarlink and the Acquiring Parties shall contest such injunction or order and the Latest Mailing Time shall be extended for a period ending on the 5th Business Day following the date on which such injunction or order ceases to be in effect. Zarlink and its advisors shall be given an opportunity to review and comment on the Notice of Variation, and any amendments or supplements thereto, prior to its filing and printing, recognizing that whether or not such comments are appropriate will be determined by the Offeror, acting reasonably.

(d)	Zarlink acknowledges and agrees that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offers, provided, however, that the Offeror shall not, without the prior written consent of Zarlink: (i) modify or waive the Deposit Minimum Condition; (ii) decrease the consideration per Zarlink Share or for the Zarlink Debentures; (iii) change the form of consideration payable under the Offers (other than to add additional consideration); (iv) decrease the number of Zarlink Securities in respect of which the Offers are made; or (v) impose additional conditions to the Offers or otherwise vary the Offers (or any terms or conditions thereof) in a manner which is adverse to holders of Zarlink Securities (it being understood that a waiver, in whole or in part, of any condition of the Offers (other than the Deposit Minimum Condition) or any extension of the Expiry Time in accordance with this Agreement, is not adverse to the holders of Zarlink Securities).

(e)	Subject to Section 2.1(d), the Offeror agrees that, provided all of Conditions of the Offers shall have been satisfied or waived, the Offeror shall take up and pay for all the Zarlink Shares and Zarlink Debentures deposited under the Offers as soon as reasonably possible and in any event not later than three Business Days following the time at which it becomes entitled to take up such Zarlink Securities under the Offers pursuant to Securities Laws (the “Effective Time”).

(f)	Zarlink will, in a timely manner, furnish the Offeror with all such information regarding Zarlink and its Affiliates as is reasonably requested by the Offeror or otherwise required to be included in the Notice of Variation under applicable laws or in any other filings required to be made by the Offeror under applicable Laws in connection with the Contemplated Transactions.

2.2	Zarlink Board of Directors’ Recommendation

(a)	Zarlink hereby represents and warrants, and acknowledges that the Offeror is relying upon such representations and warranties in entering into this Agreement, that as of the date of this Agreement:

(i)	the Zarlink Board of Directors has received an oral Fairness Opinion and confirmation from each of Canaccord Genuity and RBC Capital Markets that it will deliver a written Fairness Opinion to the Zarlink Board of Directors dated the date of the oral Fairness Opinion on or before the date of the Notice of Change;

(ii)	the Zarlink Board of Directors has unanimously determined, after consultation with its financial and legal advisors, that the consideration to be offered for the Zarlink Securities pursuant to the Offers is fair to all holders of Zarlink Securities (other than the Offeror, Microsemi and their respective Affiliates), that it would be in the best interests of Zarlink to support and facilitate the Offers and enter into this Agreement and recommend that holders of Zarlink Securities deposit their Zarlink Securities to the Offers; and

(iii)	the directors of Zarlink (and the “affiliates” and “associates” (as defined in the Securities Act) of such directors) holding not less than 841,522 Zarlink Shares and 1,933,000 Zarlink Options have advised Zarlink that, at the date hereof, they intend to deposit their Zarlink Shares to the Share Offer, will so represent in the Notice of Change and consent to the press releases referred to in Section 2.2(b)(ii).

(b)	the Zarlink Board of Directors shall:

(i)	as soon as reasonably practicable but in any event not later than 5:00 p.m. (Toronto time) on the day preceding the Latest Mailing Time, prepare and approve in final form, print for distribution and deliver to the Depositary for mailing by the Offeror together with the Notice of Variation, a notice of change, amending and supplementing certain information contained in the Directors’ Circular, in both the English and French languages in accordance with applicable Laws (the “Notice of Change”) and setting forth (among other things) the determinations and recommendations referred to in Section 2.2(a)(ii) and the intentions of the directors referred to in Section 2.2(a)(iii) and attaching the written Fairness Opinions. The Offeror and its advisors shall be given a reasonable opportunity to review and comment on the Notice of Change, and any amendments or supplements thereto prior to its filing and printing recognizing that whether or not such comments are appropriate will be determined by Zarlink, acting reasonably; and

(ii)	issue a press release on the date of mailing the Notice of Variation by the Offeror reconfirming its recommendation that holders of Zarlink Securities deposit all of their Zarlink Securities to the Offers, which shall include reference to the Fairness Opinions, the recommendations of the Zarlink Board of Directors and the intentions of the directors and officers as indicated in Section 2.2(a).

(c)	The Latest Mailing Time may, at the option of the Offeror, be extended if an Acquisition Proposal shall have been:

(i)	publicly announced by any Person other than the Offeror or Microsemi unless, since such Acquisition Proposal was announced, the Zarlink Board of Directors has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal and publicly stated that such Acquisition Proposal is not a Superior Proposal and has publicly reaffirmed its recommendation in favour of the Offers; or

(ii)	privately submitted to Zarlink or the Zarlink Board of Directors or any committee or member thereof, or the financial advisors to Zarlink, unless the Zarlink Board of Directors has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal;

in which case the Latest Mailing Time shall be extended until the Zarlink Board of Directors has publicly stated that such Acquisition Proposal is not a Superior Proposal and has publicly reaffirmed its recommendation in favour of the Offers in the case of (i) above or the Zarlink Board of Directors has confirmed in writing to the Offeror that such Acquisition Proposal is not a Superior Proposal in the case of (ii) above.

2.3	Notice of Variation

(a)	Within the time periods required by Securities Laws, the Offeror shall file or cause to be filed with the appropriate Securities Authorities the Notice of Variation.

(b)	The Notice of Variation when filed with such Securities Authorities and when mailed to each of the holders of Zarlink Securities, shall contain (or shall be amended in a timely manner to contain) all information that is required to be included therein in accordance with all applicable Securities Laws and any other applicable Laws in all material respects.

(c)	Zarlink agrees to provide such assistance as the Offeror or its Representatives may reasonably request in connection with communicating the Offers and any amendments and supplements thereto to the holders of Zarlink Securities and to such other Persons as are entitled to receive the Offers in accordance with Securities Laws.

2.4	Shareholder Rights Plans

Zarlink agrees that it will continue to defer separation of the SRP Rights with respect to the Offers until no earlier than immediately after the Expiry Time. Zarlink agrees that, with effect at the time that is immediately prior to the time upon which Microsemi or the Offeror elects to take up Zarlink Securities deposited under the Offers, Zarlink shall irrevocably waive or suspend the operation of or otherwise render the Shareholder Rights Plan inoperative against the Offers, any Compulsory Acquisition and any Subsequent Acquisition Transaction. Subject to the foregoing, unless required by the terms of the Shareholder Rights Plan with respect to a competing take-over bid or a final and non-appealable order of a court having jurisdiction or an order of the Ontario Securities Commission, Zarlink shall not redeem the SRP Rights or otherwise waive, amend, suspend the operation of or terminate the Shareholder Rights Plan without the prior written consent of Microsemi.

2.5	Directors

Zarlink acknowledges that, promptly upon the take-up and payment by the Offeror pursuant to the Offers, the Offeror shall be entitled to designate a number of directors of the Zarlink Board of Directors, and any members of committees thereof, determined on a pro rata basis based on the proportion of the Zarlink Shares on a Fully-Diluted Basis then held or controlled by the Offeror (including Zarlink Debentures taken up under the Debenture Offer), such number of directors or members of committees rounded up to the nearest whole number. Zarlink shall not frustrate the attempts of the Offeror to do so and covenants to co-operate with the Offeror, subject to applicable Law, to enable the designees of the

Offeror to be elected or appointed to the Zarlink Board of Directors, and any committees thereof and to constitute the applicable percentage of directors or members of committees, including, without limitation, at the request of the Offeror, by using its reasonable commercial efforts to increase the size of the Zarlink Board of Directors and reasonable commercial efforts to secure the resignations of such directors as the Offeror may request.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Acquiring Parties

Each of the Acquiring Parties hereby represents and warrants the matters set forth in Part II of Schedule A hereto, and acknowledges that Zarlink is relying upon such representations and warranties in connection with the entering into of this Agreement.

3.2	Representations and Warranties of Zarlink

Zarlink hereby represents and warrants the matters set forth in Part I of Schedule A hereto, and acknowledges that the Offeror and Microsemi are relying on such representations and warranties in connection with the entering into of this Agreement.

ARTICLE 4

CONDUCT OF BUSINESS

4.1	Covenants of Zarlink Regarding the Conduct of Business

Zarlink covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as otherwise expressly contemplated or permitted by this Agreement or set forth in the Disclosure Letter or to the extent otherwise expressly consented to by the Offeror or Microsemi in writing, Zarlink shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice, and use commercially reasonable efforts to maintain and preserve their business organization, assets, employees, goodwill and business relationships. Without limiting the generality of the foregoing, Zarlink shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of the Offeror or Microsemi:

(a)	pay any dividend or issue or commit to issue any share of or other ownership interest in Zarlink or its subsidiaries (except for the issuance of common shares in connection with the exercise of Zarlink Options and the conversion of Zarlink Debentures, in each case without amendment (it being understood that a customary acceleration of options is not an amendment) and that are outstanding as of the date hereof); sell or acquire (by any means) any material assets, incur any material amount of indebtedness; agree or commit to make any increases in salary, bonus or severance for directors or officers; or make any material changes to its employee benefit plans; or

(b)	grant or commit to grant any options, warrants, convertible securities or rights to subscribe for, purchase or otherwise acquire or exchange into any shares or other ownership interest in Zarlink or its subsidiaries.

In addition, Zarlink covenants and agrees that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, Zarlink shall, and shall cause each of its subsidiaries to:

(a)	without restricting the fiduciary obligations of the Zarlink Board of Directors, use all commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control and to take, or cause to be taken, all action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Offers and the Contemplated Transactions;

(b)	make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Laws;

(c)	use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date; and

(d)	if the Offeror takes up and pays for Zarlink Shares and Zarlink Debentures pursuant to the Offers, use all reasonable commercial efforts to enable the Offeror to acquire the balance of the Zarlink Shares and Zarlink Debentures as soon as practicable by way of Compulsory Acquisition or any Subsequent Acquisition Transaction.

Zarlink shall promptly notify the Offeror in writing of any circumstance or development that, to the knowledge of Zarlink, is or would reasonably be expected to constitute a Material Adverse Effect. Notwithstanding this Article 5, and for greater certainty, neither the Offeror nor Microsemi shall control or materially influence Zarlink until the Effective Time. Zarlink shall provide Microsemi and the Offeror such reasonable access to personnel, records and information of Zarlink and its subsidiaries, as Microsemi or the Offeror shall reasonably request.

ARTICLE 5

COVENANTS OF ZARLINK

5.1	Non-Solicitation

(a)	Except as otherwise provided in this Article 5, Zarlink shall not directly or indirectly through any of its Representatives:

(i)	solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, offers or proposals regarding an Acquisition Proposal or otherwise co-operate in any way with, or assist with or participate in any way in any effort or attempt by any Person to make an Acquisition Proposal;

(ii)	enter into or participate in any discussions or negotiations regarding an Acquisition Proposal;

(iii)	withdraw, modify or qualify (or propose to do so) in a manner adverse to the Offeror, the approval or recommendation of the Zarlink Board of Directors or any committee thereof of the Offers or this Agreement;

(iv)	approve or recommend or propose publicly to approve or recommend any Acquisition Proposal, or

(v)	accept, recommend, approve or enter into any letter of intent, agreement in principle, agreement, understanding or arrangement in respect of an Acquisition Proposal or providing for the payment of any break, termination or other fees or expenses to any Person in the event that Zarlink completes the transactions contemplated in this Agreement or any other transaction with the Offeror or any of its Affiliates agreed to prior to any termination of this Agreement, whether formal or informal.

(b)	Zarlink shall, and shall cause its Representatives to, immediately terminate any existing discussions or negotiations with any Person (other than the Offeror or its Representatives) with respect to any proposal that constitutes, or which could reasonably be expected to constitute, an Acquisition Proposal, whether or not initiated by Zarlink. Zarlink shall not amend, modify or waive, but shall enforce, any of the standstill provisions of the confidentiality agreements entered into by Zarlink with other Persons relating to a potential Acquisition Proposal.

(c)	Zarlink shall, as soon as practicable and in any event within 24 hours following receipt thereof notify the Offeror, at first orally and then in writing, of any inquiry, proposal or offer (or any amendment thereto) or request relating to or constituting an Acquisition Proposal, any request for discussions or negotiations, and/or any request for non-public information relating to Zarlink or for access to properties, books and records or a list of the securityholders of Zarlink or any amendments to the foregoing. Such notice shall include the terms and conditions of, and the identity of the Person making, any inquiry, proposal or offer (including any amendment thereto), and shall include, in the case of a written proposal or offer, copies of any such proposal or offer or any amendment to any of the foregoing. Zarlink shall keep the Offeror promptly and fully informed of the status, including any change to the material terms, of any such proposal or offer or any amendment to the foregoing, and will respond promptly to all inquiries by the Offeror with respect thereto.

(d)	Notwithstanding Section 5.1(a) or any provision of this Agreement to the contrary, if after the date of this Agreement, Zarlink receives a request for material non-public information in relation to a potential Acquisition Proposal and which proposes a bona fide Acquisition Proposal (that was not solicited, encouraged or facilitated after the date hereof in contravention of Section 5.1(a)), and (i) the Zarlink Board of Directors determines in good faith after consultation with its financial advisors and its legal counsel, that such Acquisition Proposal is, or could reasonably be expected to lead to, a Superior Proposal and (ii) the failure to provide the Person making such Acquisition Proposal with access to such information regarding Zarlink would be inconsistent with the fiduciary duties of the Zarlink Board of Directors, then, and only then, Zarlink may provide such person with access to information regarding Zarlink, subject to the execution of a confidentiality agreement, provided however that Zarlink sends a copy of any such confidentiality agreement to the Offeror promptly upon its execution and the Offeror is provided with a list of or copies of the information provided to such person and is provided forthwith with access to similar information to which such Person was provided.

(e)	Zarlink shall ensure that its Representatives are aware of the provisions of this Section 5.1 and Zarlink shall be responsible for any breach of this Section 5.1 by such Representatives.

5.2	Right to Match

(a)	Subject to Section 5.2(b), Zarlink agrees that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by Section 5.1(d)) or withdraw, modify or qualify its approval or recommendation of the Offers and recommend or approve the Acquisition Proposal, unless:

(i)	the Zarlink Board of Directors determines that the Acquisition Proposal constitutes a Superior Proposal;

(ii)	Zarlink has complied with its obligations under all other provisions of this Article 5 and has provided the Offeror with a copy of the Acquisition Proposal;

(iii)	a period (the “Response Period”) of three Business Days shall have elapsed from the later of (A) the date on which the Offeror received written notice from the Zarlink Board of Directors that the Zarlink Board of Directors determined, subject only to compliance with this Section 5.2, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal and (B) the date the Offeror received a copy of such Acquisition Proposal;

(iv)	after the Response Period, the Zarlink Board of Directors determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal continues to constitute a Superior Proposal; and

(v)	Zarlink concurrently terminates this Agreement pursuant to Section 8.1(e) and has paid or concurrently pays to the Offeror the Termination Payment pursuant to Section 5.3(a).

(b)	During the Response Period, the Offeror will have the right, but not the obligation, to offer to amend in writing the terms of this Agreement and the Offers. Zarlink agrees that, if requested by the Offeror, it will negotiate with the Offeror in good faith to amend the terms of this Agreement and the Offers. The Zarlink Board of Directors will review any such written amendment to determine, in good faith in the exercise of its fiduciary duties whether the Acquisition Proposal to which the Offeror is responding would be a Superior Proposal when assessed against the Offers as they are proposed by the Offeror to be amended. If the Zarlink Board of Directors does not so determine, the Zarlink Board of Directors will cause Zarlink to enter into an amendment to this Agreement reflecting the proposal by the Offeror to amend the terms of the Offers and upon the execution by the Parties of such amendment will reaffirm its recommendation of the Offers, as so amended. If the Zarlink Board of Directors does so determine, Zarlink may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(c)	Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Securityholders shall constitute a new Acquisition Proposal for the purposes of this Section 5.2 and the Offeror shall be afforded a new Response Period in respect of each such Acquisition Proposal.

5.3	Termination Fees

(a)	If a Termination Fee Event (as defined below) occurs, Zarlink shall pay to the Offeror by wire transfer in immediately available funds to an account specified by the Offeror an amount (the “Termination Fee”) equal to $25 million.

(b)	“Termination Fee Event” means:

(i)	Microsemi shall have terminated this Agreement pursuant to Section 8.1(d); in which case the Termination Fee shall be paid within three (3) Business Days after this Agreement is terminated;

(ii)	Zarlink terminates this Agreement pursuant to Section 8.1(e), in which case Zarlink shall pay the Offeror the Termination Fee concurrently with the earliest of accepting, recommending or approving or entering into of any definitive agreement relating to, a Superior Proposal; or

(iii)	(A) on or after the date hereof and prior to the Expiry Time, an Acquisition Proposal is publicly announced or any Person has publicly announced an intention to make an Acquisition Proposal, and (1) the Offers are not completed as a result of the Deposit Minimum Condition not having been met, or (2) this Agreement is terminated pursuant to Sections 8.1(b) or 8.1(f) and (B) an Acquisition Proposal is consummated within nine (9) months of the termination of this Agreement, in which case the Termination Fee shall be paid to the Offeror concurrently with the consummation of such Acquisition Proposal.

5.4	Injunctive Relief

(a)	Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b)	The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by Zarlink, on the one hand, or the Offeror or Microsemi, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, Zarlink, on the one hand, and the Offeror or Microsemi on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement.

ARTICLE 6

COVENANTS OF ACQUIRING PARTIES

6.1	Directors’ and Officers’ Insurance and Indemnification

(a)	The Acquiring Parties agree that for the period from the Effective Time until six years after the Effective Time, the Offeror will cause Zarlink and its subsidiaries (or any successors thereof) to maintain the current directors’ and officers’ insurance policies or policies reasonably equivalent thereto; provided that without detracting from the foregoing, the insurance shall contain terms and conditions no less advantageous to the directors and officers of Zarlink and its subsidiaries than those contained in the policies in effect on the date hereof, for all directors and officers of Zarlink and its subsidiaries at the Effective Time and former directors and officers of Zarlink and its subsidiaries, covering claims made prior to or within six years after the Expiry Time; and provided, further, that neither Zarlink nor the Offeror shall be required, in order to maintain such directors’ and officers’ insurance policy, to pay an annual premium in excess of 200% of the annual cost (the “Current Premia”) of the existing policies; and provided further that, if equivalent coverage cannot be obtained or can only be obtained by paying an annual premium in excess of 200% of the Current Premia, the Company and the Offeror shall only be required to obtain as much coverage as can be obtained by paying an annual premium equal to 200% of the Current Premia. Alternatively, the Corporation may purchase, prior to or following the Effective Time, pre-paid non-cancellable run-off directors and officers’ liability insurance providing such coverage for such individuals on terms comparable to those contained in the current insurance policies. The Acquiring Parties also hereby agree that after the expiration of such six-year period, it will use reasonable efforts to cause such directors and officers to be covered under its then existing directors’ and officers’ insurance policies.

(b)	From and after the Effective Time, the Acquiring Parties shall cause Zarlink and its subsidiaries (or any successors thereof) jointly and severally to indemnify the directors and officers of Zarlink and its subsidiaries, to the fullest extent to which the Acquiring Parties and Zarlink are permitted to indemnify them under their respective constating documents and applicable Law, from all claims in connection with any transactions or matters contemplated under this Agreement or otherwise in connection with Zarlink, its subsidiaries and their respective businesses and properties.

(c)	The provisions of this Section 6.1 are intended to be for the benefit of, and will be enforceable by, each individual director and officer referred to herein, his or her heirs and successors and his or her legal representatives and for such purpose only, Zarlink hereby confirms that it is acting as agent on their behalf. The provisions of this Section 6.1 shall survive any termination of this Agreement.

6.2	Employment and Benefit Matters

The Acquiring Parties acknowledge that the completion of the Contemplated Transactions will result in a change of control or other payment triggering events under certain of the benefit and incentive plans, employment agreements and other agreements, as disclosed in the Diligence Information or the Public

Disclosure Record or both, and that upon and following the completion of the Contemplated Transactions, the Acquiring Parties will cause Zarlink and its subsidiaries, as applicable, to honour their obligations (the “Transaction Payments”) under such plans and agreements. The Acquiring Parties covenant and agree that they will cause Zarlink and its subsidiaries, as applicable, to pay the Transaction Payments to the employees, officers and directors in the amounts, at the times and upon the conditions specified in such plans and agreements and in accordance with the Disclosure Letter.

6.3	Shareholder Rights Plan Application

The Acquiring Parties shall promptly, and in any event no later than September 23, 2011 withdraw their application to the Ontario Securities Commission for a cease trade order under Section 127 of the Securities Act with respect to the Shareholder Rights Plan.

6.4	Additional Acquiring Party Covenants

In addition, the Acquiring Parties covenant and agree that, during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, the Acquiring Parties shall, and shall cause each of their subsidiaries to:

(a)	use all commercially reasonable efforts to: (i) satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder to the extent the same is within its control; and (ii) take, or cause to be taken, all action, and do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Offers and the Contemplated Transactions;

(b)	make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such Laws;

(c)	use its reasonable commercial efforts to conduct its affairs so that all of its representations and warranties contained herein shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date; and

(d)	if the Offeror takes up and pays for Zarlink Shares and Zarlink Debentures pursuant to the Offers, use all reasonable commercial efforts to acquire the balance of the Zarlink Shares and Zarlink Debentures as soon as practicable by way of Compulsory Acquisition or any Subsequent Acquisition Transaction.

6.5	Microsemi Guarantee.

Microsemi shall cause the Offeror to perform all of its obligations under this Agreement and hereby unconditionally and irrevocably guarantees, covenants and agrees to be jointly and severally liable with the Offeror for the due and punctual performance of each and every obligation of the Offeror arising under this Agreement and in respect of the Contemplated Transactions.

ARTICLE 7

ADDITIONAL COVENANTS

7.1	Notice Provisions

Each Party will give prompt notice to the other Parties of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement and the Effective Time, of any event or state of facts of which it is aware that occurrence or failure would, or would be reasonably likely to cause a failure of any of the Conditions to the Offers.

7.2	Publicity

The Parties agree to jointly plan and coordinate a press release to be disseminated on the date of execution of this Agreement. Subject to the foregoing and to any other provision of this Agreement, the Parties agree that, from the date hereof until the earlier of the completion of the Offers and the termination of this Agreement, Zarlink shall not issue any further press releases relating to the

Contemplated Transaction unless Zarlink is required under any applicable Laws to do so, in which case Zarlink will, so long as it is not legally prohibited from doing so, provide the Acquiring Parties with prompt written notice so that the Offeror or Microsemi may, in their sole discretion, seek a protective order or other appropriate remedy.

ARTICLE 8

TERMINATION, AMENDMENT AND WAIVER

8.1	Termination

This Agreement may be terminated prior to the Effective Time or such other time as may be expressly stipulated in any of the subsections below:

(a)	by mutual written consent of Microsemi and Zarlink;

(b)	by Microsemi, by written notice to Zarlink at any time if:

(i)	Zarlink is in default of any covenant or obligation in Sections 2.2(b) or 5.1;

(ii)	Zarlink has intentionally materially breached any other covenant or obligation under this Agreement; or

(iii)	any representation or warranty of Zarlink:

(A)	that is qualified by reference to a Material Adverse Effect shall be untrue or incorrect in any respect;

(B)	that is qualified by reference to materiality shall be untrue or incorrect in any respect; or

(C)	that is not qualified by reference to a Material Adverse Effect or materiality shall be untrue or incorrect in any material respect,

provided that in the case of each of (i), (ii) or (iii) above, written notice shall be provided by Microsemi to Zarlink of any such breach or failure and such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date that is two (2) Business Days, in the case of (i), or five (5) Business Days, in the case of (ii) and (iii), from the date of written notice of such breach or failure and the Business Day prior to the Expiry Date;

(c)	by Zarlink, by written notice to the Acquiring Parties, at any time if:

(i)	the Offeror or Microsemi is in default of any covenant or obligation in Sections 2.1(a), (c) or (e);

(ii)	the Offeror or Microsemi has intentionally materially breached any other covenant or obligation under this Agreement; or

(iii)	any representation or warranty of the Offeror or Microsemi shall be untrue or incorrect in any material respect,:

provided that in the case of each of (i), (ii) or (iii) above, written notice shall be provided by Zarlink to the Acquiring Parties of any such breach or failure and such right of termination shall not be available with respect to any breach or failure that is capable of being cured and such breach or failure has been cured by the earlier of the date that is two (2) Business Days, in the case of (i), or five (5) Business Days, in the case of (ii) and (iii), from the date of written notice of such breach or failure and the Business Day prior to the Expiry Date;

(d)	by Microsemi, by written notice to Zarlink if the Zarlink Board of Directors or any committee thereof (i) withdraws, amends or modifies in any manner adverse to the Offeror its recommendation in favour of the Offers; (ii) approves or recommends in favour of any Acquisition Proposal; (iii) breaches its obligations under Section 5.1; or (iv) the Zarlink Board of Directors fails to publicly recommend or reaffirm its approval of the Offers and recommendation that holders of Zarlink Securities deposit all of their Zarlink Securities under the Offers within three (3) Business Days of (A) the public announcement of any Acquisition Proposal that the Zarlink Board of Directors has determined is not a Superior Proposal or (B) the written request by the Offeror that the Zarlink Board of Directors make such a recommendation or reaffirmation;

(e)	by Zarlink, by written notice to the Acquiring Parties in order to accept, approve, recommend or enter into a binding written agreement with respect to a Superior Proposal, the whole in accordance with and without any breach of Section 5.1 and Section 5.2; or

(f)	by either Zarlink or Microsemi, by written notice to the other of them if the Offers terminate, expire or are withdrawn at the Expiry Time without the Offeror taking up and paying for any of the Zarlink Securities as a result of the failure of any condition to the Offers to be satisfied or waived, unless the failure of such condition shall be due to the failure of the party seeking to terminate this Agreement to perform the obligations required to be performed by it under this Agreement.

8.2	Effect of Termination

In the event of the termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of the Parties hereunder except as set forth in this Article 8, Sections 5.3 and 5.4 and Sections 10.2 and 10.3, which provisions shall survive the termination of this Agreement.

ARTICLE 9

GENERAL PROVISIONS

9.1	Notices

Instructions for notices have been separately supplied by the parties.

ARTICLE 10

MISCELLANEOUS

10.1	Agreement Matters

(a)	This Agreement:

(i)	together with the Confidentiality Agreement and any other written agreement between the Parties that explicitly references this Section and provides that such additional agreement shall be binding on the Parties, constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, with respect to the subject matter hereof;

(ii)	shall be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns; and

(iii)	shall be governed in all respects, including as to validity, interpretation and effect by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of Laws thereof that would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the courts of the Province of Ontario, unless such action or proceeding is necessary to obtain injunctive relief from any breach or threatened breach of this Agreement in a jurisdiction other than Alberta.

10.2	Binding Effect and Assignment

Except as expressly permitted by the terms hereof, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the Parties without the prior express written consent of the other Party.

10.3	Survival

Subject to Section 8.2, the representations and warranties of Zarlink and the Acquiring Parties contained in this Agreement shall not survive the completion of the Offers, and shall expire and be terminated on the earlier of the Effective Time or the termination of this Agreement in accordance with its terms.

[Remainder of page intentionally left blank. Signature page follows.]

IN WITNESS WHEREOF the Parties have caused this Agreement to be executed as of the date first written above.

0916753 B.C. ULC

Per:	(signed) “James J. Peterson”
	Name:	James J. Peterson
	Title:	President and Chief Executive Officer

Per:	(signed) “Steven G. Litchfield”
	Name:	Steven G. Litchfield
	Title:	Chief Financial Officer

MICROSEMI CORPORATION

Per:	(signed) “James J. Peterson”
	Name:	James J. Peterson
	Title:	President and Chief Executive Officer

Per:	(signed) “John W. Hohener”
	Name:	John W. Hohener
	Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

ZARLINK SEMICONDUCTOR INC.

Per:	(signed) “Andre Levasseur”
	Name:	Andre Levasseur
	Title:	CFO

Per:	(signed) “Renato Pontello”
	Name:	Renato Pontello
	Title:	V. P. Legal and Corporate Secretary

EXECUTION COPY

SCHEDULE A

PART I: REPRESENTATIONS AND WARRANTIES OF ZARLINK

(a)	Capitalization. The authorized share capital of Zarlink consists of an unlimited number of Zarlink Shares and an unlimited number of Zarlink Preferred Shares issuable in series. As of the close of business on August 30, 2011, there were issued and outstanding 123,130,475 Zarlink Shares, no Zarlink Preferred Shares, $68,899,000 of principal amount of Zarlink Debentures and a total of 9,500,341 Zarlink Shares were issuable upon the exercise of outstanding Zarlink Options. Subsequent to August 30, 2011: (i) no Zarlink Preferred Shares, Zarlink Options or Zarlink Debentures were issued; and (ii) no Zarlink Shares were issued, except to the extent of the issuance of the appropriate amount of Zarlink Shares issued pursuant to the exercise of Zarlink Options outstanding on August 30, 2011 or the issuance of the appropriate amount of Zarlink Shares upon the conversion of Zarlink Debentures outstanding on August 30, 2011. Except for the Zarlink Options, Zarlink Debentures and the SRP Rights, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) of any character whatsoever requiring or that may require the issuance, sale or transfer by Zarlink of any securities of Zarlink (including Zarlink Shares and Zarlink Debentures), or any securities or obligations convertible into, or exchangeable or exercisable for, or otherwise evidencing a right or obligation to acquire, any securities of Zarlink (including Zarlink Shares and Zarlink Debentures) or subsidiaries of Zarlink;

(b)	Securities Laws Matters. Zarlink and its subsidiaries have been and are now in compliance, in all material respects, with all applicable Securities Laws. Zarlink has not filed any confidential material change report which at the date hereof remains confidential. All of the Zarlink Public Disclosure Record, as of their respective dates, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as at the time at which they were filed with applicable securities regulatory authorities.

(c)	Financial Statements. Zarlink’s audited financial statements as at and for the fiscal years ended March 25, 2011 and March 26, 2010 and Zarlink’s unaudited financial statements as at and for the period from March 26, 2011 to June 24, 2011 (including the notes thereto) (the “Financial Statements”) were prepared in accordance with U.S. GAAP applied on a basis consistent with prior periods (except as otherwise indicated in such Financial Statements and the notes thereto or in the related report of Zarlink’s independent accountants) and present fairly in all material respects the consolidated financial condition, results of operations and cash flows of Zarlink and its subsidiaries as of the respective dates thereof and for the periods indicated therein and reflect reserves required by U.S. GAAP in respect of all material contingent liabilities, if any, of Zarlink and its subsidiaries on a consolidated basis as of the respective dates thereof.

(d)	No Undisclosed Liabilities. Zarlink has no material obligations or liabilities of any nature, other than: (i) those set forth or adequately provided for in the unaudited interim financial statements for the three month period ended June 24, 2011; (ii) those incurred in the ordinary course of business consistent with past practice and not required to be set forth under U.S. GAAP in the unaudited interim financial statements for the three month period ended June 24, 2011; (iii) those incurred in the ordinary course of business since June 24, 2011; (iv) those disclosed in the Diligence Information, the Disclosure Letter or the Zarlink Public Disclosure Record and (v) those obligations incurred in connection with the execution of this Agreement.

(e)	Absence of Certain Changes. Except as disclosed in Zarlink Public Disclosure Record or the Diligence Information or the Disclosure Letter, since March 25, 2011 and except as otherwise permitted by this Agreement:

(i)	Zarlink and its subsidiaries have conducted their respective businesses only in the ordinary course of business; and

(ii)	there has not been any event, circumstance or occurrence which has had, or is reasonably likely to give rise to, a Material Adverse Effect.

PART II: REPRESENTATIONS AND WARRANTIES OF ACQUIRING PARTIES

(a)	Sufficiency of Funds. The Acquiring Parties have sufficient funds, or adequate arrangements (in compliance with applicable Securities Laws) for financing are in place, to ensure that they will have sufficient funds, to pay the purchase price under the Offers in respect of all of the outstanding Zarlink Securities on a Fully-Diluted Basis (the “Required Financing”). The Acquiring Parties have provided Zarlink with true and complete copies of each executed commitment letter or other financing document evidencing the availability of the Required Financing, other than internally available funds that the Acquiring Parties have now and will have on the Expiry Date.

EXECUTION COPY

SCHEDULE B

CONDITIONS TO THE OFFERS

Notwithstanding any other provision of the Agreement to which this schedule is attached, Microsemi and the Offeror shall have the right to withdraw the Offers and not take up and pay for or extend the period of time during which the Offers are open and postpone taking up and paying for, any Zarlink Securities deposited under the Offers unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	there shall have been properly and validly deposited under the Share Offer and not withdrawn at the Expiry Time that number of Zarlink Shares which, together with the Zarlink Shares held by the Offeror and its associates and Affiliates and the Zarlink Shares into which the Zarlink Debentures deposited under the Debenture Offer and not withdrawn at the Expiry Time may be converted into at the option of the Offeror at that time pursuant to the terms of the Zarlink Debenture Indenture, represent at least 66 2/3% of the outstanding Zarlink Shares calculated on a Fully-Diluted Basis (the “Deposit Minimum Condition”);

(b)	all requisite government and regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, in the Offeror’s reasonable discretion, necessary to complete the Offer, any Compulsory Acquisition or any Subsequent Acquisition Transaction shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror in its reasonable discretion;

(c)	(x) there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Shares deposited under the Offer or completing a Compulsory Acquisition or any Subsequent Acquisition Transaction and (y) there shall not be threatened in writing or pending any action by any Governmental Entity challenging or seeking to prohibit or restrain the Offers, any Compulsory Acquisition or Subsequent Acquisition Transaction, or seeking to prohibit Microsemi’s ownership or operation or control of Zarlink;

(d)	the Offeror shall have determined in its reasonable discretion that no Material Adverse Effect has occurred, or would reasonably be expected to occur, in respect of Zarlink after the date of this Agreement;

(e)	Zarlink shall have complied in all material respects with its covenants and obligations under this Agreement to be complied with at or prior to the Expiry Time;

(f)	(x) all representations and warranties made by Zarlink in this Agreement shall be true and correct at and as of the Expiry Time as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time) without giving effect to, applying or taking into consideration any materiality or Material Adverse Effect qualification already contained within such representation and warranty, where such inaccuracies in the representations and warranties, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect in respect of Zarlink and (y) the representation and warranty of Zarlink in paragraph (a) of Part I of Schedule A (Capitalization) shall be true and correct in all respects except for deminimus deviations.

The foregoing conditions are for the exclusive benefit of Microsemi and the Offeror and may be asserted by Microsemi or the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by Microsemi or the Offeror. Subject to the provisions of the Agreement to which this Schedule is attached, Microsemi or the Offeror may waive any of the foregoing conditions in whole or in part at any time and from time to time without prejudice to any other rights which Microsemi or the Offeror may have. The failure by Microsemi or the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.